[redacted]

05035733

NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

VF 2-17-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 15 2005 WASH. D.C. 152

SEC FILE NUMBER
8- 44739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Labs Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Pine Street Wall Street Plaza. 32nd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Love 212-635-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 28 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Love, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Labs Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROHAN MADRAMOOTOO
NOTARY PUBLIC, State of New York
No. 01MA5062733
Qualified in Bronx County
Commission Expires July 8-06

Signature

Title President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

We have audited the statement of financial condition of Ryan Labs Securities, Inc. (an S Corporation) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ryan Labs Securities, Inc., as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
February 1, 2005

RYAN LABS SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 18,745
Marketable securities	20,100
Prepaid expenses	1,002
	$ 39,847
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 4,303
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	7,500
Additional paid-in-capital	15,200
Retained earnings	12,844
Total shareholder's equity	35,544
	$ 39,847

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of Delaware on November 26, 1996 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of The National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Ryan Labs, Inc. (Parent).

2. **Summary of Significant Accounting Policies**

Principal Business Activity

The Company only receives revenue from clients of the parent with which they have contracts to receive income on broker-dealer related transactions. The Company's customers are located throughout the United States and are primarily other broker-dealers from which they receive commissions.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturity of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue upon completion of a transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

The marketable securities consist of warrants, which are reported at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

3. **Related Party Transactions**

Ryan Labs, Inc. provides the Company with office space, business equipment, supplies, facilities, personnel and office services as the subsidiary may require from time to time for its business. In consideration, the Company paid Ryan Labs, Inc. a fee of $1,000 for the reimbursement of overhead costs.

4. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $15,444, which was $10,444 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.28 to 1.

5. **Income Taxes**

The Company has elected to be taxed as an S Corporation for Federal and New York State purposes whereby, the income of the Company is taxed directly to the shareholder. The Company remains liable for the New York City general corporation tax for which a provision has been included in the financial statements.

6. **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.